Filed by Otonomo Technologies Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Software Acquisition Group Inc. II Commission File No.: 001-39514 INVESTOR UPDATE JULY 2021Filed by Otonomo Technologies Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Software Acquisition Group Inc. II Commission File No.: 001-39514 INVESTOR UPDATE JULY 2021

This presentation together with oral statements made in connection herewith, the (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination the (“Business Combination”) between Software Acquisition Group Inc II (“Software Acquisition”) and Otonomo Technologies Ltd. (“Otonomo”) or the “Company”). No representations or warranties, express or implied, are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Otonomo, Software Acquisition, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profits arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Otonomo or the proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Otonomo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Use of Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal, estimates and research. In addition, all of the market data include in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of Software Acquisition or the Company nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representations or warranty with respect to the accuracy of such information. Forward-Looking Statements This Presentation includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Otonomo and Software Acquisition, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed Business Combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition’s Quarterly Report on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Use of Projections This Presentation contains projected financial information with respect to Otonomo . Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Software Acquisition’s nor the Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, Otonomo and Software Acquisition made a number of economic, market and operational assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. This presentation together with oral statements made in connection herewith, the (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination the (“Business Combination”) between Software Acquisition Group Inc II (“Software Acquisition”) and Otonomo Technologies Ltd. (“Otonomo”) or the “Company”). No representations or warranties, express or implied, are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Otonomo, Software Acquisition, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profits arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Otonomo or the proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Otonomo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Use of Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal, estimates and research. In addition, all of the market data include in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of Software Acquisition or the Company nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representations or warranty with respect to the accuracy of such information. Forward-Looking Statements This Presentation includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Otonomo and Software Acquisition, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed Business Combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition’s Quarterly Report on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Use of Projections This Presentation contains projected financial information with respect to Otonomo . Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Software Acquisition’s nor the Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, Otonomo and Software Acquisition made a number of economic, market and operational assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Additional Information about the Business Combination and Where to Find It In connection with the proposed Business Combination, Otonomo has filed a registration statement on Form F-4 with the SEC that includes a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed Business Combination and a prospectus of Otonomo. The definitive proxy statement/prospectus will be sent to all Software Acquisition stockholders when available, and Otonomo and Software Acquisition will also file other documents regarding the proposed Business Combination with the SEC. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in ,may be adjusted in or may be presented differently in, the registration statement to be filed by Software Acquisition and Otonomo with the SEC. Participants in the Solicitation Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed Business Combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests is included in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the proposed Business Combination when available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. Trademarks and Trade Names Otonomo and Software Acquisition own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company or Software Acquisition, or an endorsement or sponsorship by or of the Company or Software Acquisition will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.Additional Information about the Business Combination and Where to Find It In connection with the proposed Business Combination, Otonomo has filed a registration statement on Form F-4 with the SEC that includes a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed Business Combination and a prospectus of Otonomo. The definitive proxy statement/prospectus will be sent to all Software Acquisition stockholders when available, and Otonomo and Software Acquisition will also file other documents regarding the proposed Business Combination with the SEC. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in ,may be adjusted in or may be presented differently in, the registration statement to be filed by Software Acquisition and Otonomo with the SEC. Participants in the Solicitation Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed Business Combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests is included in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the proposed Business Combination when available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. Trademarks and Trade Names Otonomo and Software Acquisition own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company or Software Acquisition, or an endorsement or sponsorship by or of the Company or Software Acquisition will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

LETTER FROM THE CEO

Dear Investors and Partners,

I am excited to share a business update with you. This update includes a number of KPIs and select financial information.

Highlights include:

- Our record growth in 2020 has continued to accelerate in 2021,
- We have signed agreements with three new OEM partners who have chosen Otonomo to help them build a strong data business, and
- Service provider uptake continues to be strong and is driving growth in our customer pipeline.

Otonomo has become the industry standard when it comes to connected vehicle data and the OEMs' partner of choice. We are honored by the level of trust the industry has placed in us.

We are positioned like no other company. With our rich data sets of 150+ data parameters, fast growing ecosystem of data consumers, cutting-edge technology backed by 26 patents (approved and pending), we are gaining traction across a variety of marketplaces. Otonomo's platform has grown to include more than 40 million vehicles licensed on platform and backed by 19 OEM agreements.

We have had a strong start to the year and have seen a solid uptake in our business with a growing number of deals being signed, increased data quality and requirements, and greater overall deal sizes.

We are also seeing growth in demand for our SaaS solutions, which assist OEMs in meeting the technical needs of their data and connected services. This stems from the fact that most OEMs, despite heavily investing in their cloud infrastructure, also require third party tools to assist with data insights, regulation compliance, data blurring capabilities and data management tools.

Following our Q1 announcement to become a public company through a business combination with Software Acquisition Group Inc. II, we have filed a registration statement on form F-4 with the US Securities and Exchange Commission.

We continue to target Q3 for the close of the business combination, subject to customary closing conditions. This process is bringing us closer to our mission of enabling a more orchestrated, faster, safer and cleaner mobility ecosystem.

As part of our ongoing journey, we are strategically scaling up the team bringing added depth, diversity and experience to our product, sales, and marketing teams, as well as to our Board of Directors.

As Otonomo continues to grow, we remain focused on our mission to unleash the power of connected vehicle data, making the world better and safer by providing OEMs, data consumers and drivers with smarter mobility choices based on our technologies.

On behalf of the entire Otonomo team, we would like to express our gratitude for the trust that our users, investors and partners have placed in us. We look forward to continued success in 2021 and beyond.

Driving forward together,

Ben Volkow
CEO

otonomo

Our Mission To build the world's largest automotive and mobility ecosystem powered by data, technology and connectivity, enabling automotive OEMs, service providers and drivers to benefit from a safer, cleaner and better mobility experience. Our Vision Making vehicle data accessible and enabling new connected services to provide safer, cleaner and more efficient mobility experiences. 5 Strictly Private and ConfidentialOur Mission To build the world's largest automotive and mobility ecosystem powered by data, technology and connectivity, enabling automotive OEMs, service providers and drivers to benefit from a safer, cleaner and better mobility experience. Our Vision Making vehicle data accessible and enabling new connected services to provide safer, cleaner and more efficient mobility experiences. 5 Strictly Private and Confidential otonomo AT A GLANCE

Otonomo Transforms Unstructured OEM Data Into a Single, Unified, and Secured Data Repository…


OEM Data Center
OEM Data Center
OEM Data Center
OEM Data Center
otonomo
Data Platform
Data Consumers
One Unified Data Repository
Enabling Vast Market Reach

… To Build and Expand The Largest Automotive Data Services Marketplace…

19 OEM Agreements	Global Reach
+40 MM+ Connected Cars	**~145** Commercial Engagements
4.3 B+ Data Points Per Day	**150+** Data Parameters

… Supported by World Class Partners

Strategic Investors: APTIV, avis budget group, Dell Technologies Capital, Renault Nissan Mitsubishi, SK

Tech Partners: amazon, Microsoft, salesforce

Founded in 2015	HQ in Israel	85 Employees	26 Pending & Granted Patents[(1)]

Source: Otonomo management
(1) 1 Granted, 25 pending

6

Strictly Private and Confidential

Data Monetization: A Significant Opportunity (1) TOTAL CONNECTED CARS 2022 2024 2025 2020 By 2030 the overall revenue pool from car data monetization at global scale is estimated to be (3) $450-750B 95% of new cars sold Composed of 100% of new cars sold ~ 90% of new cars sold $20B PROJECTED 25 (3) Marketplace 100s 850M $50B CAR DATA (2) GB 25 SaaS STATS Projected Data / Data Parameters Connected Vehicles Hour / Car (4) 2030 Otonomo TAM (1) SBD 2019 Connected Car Forecast. (2) McKinsey Estimate. (3) McKinsey Report, Monetizing Car Data: New service business opportunities to create new customer 7 benefits (Sep-2018). (4) Otonomo management. Strictly Private and Confidential

THE STRONG MOMENTUM CONTINUES

COMMERCIAL & FINANCIAL GROWTH

400%+ Q1 REVENUES YOY
Revenues in-line with target
Bookings at an all time high

20% GROWTH IN NEW OEM AGREEMENTS

16+ NEW OPPORTUNITIES WITH SMART CITIES

81% RECURRING BUSINESS Q1

500% GROWTH IN ONBOARDED FLEET VEHICLES
3 new fleet agreements

PRODUCT & BUSINESS GROWTH

33% GROWTH IN SALES & MARKETING TEAM
Answering the growing demand across aggregate, personal and fleet data marketplaces

87% INCREASE IN LEADS

47% INCREASE IN MEETINGS

7 PRODUCT LAUNCHES
DBE, CMH, IoTHub, Salesforce, AWS, ERP, Fleet Data Platform

33% GROWTH IN THE PRODUCT TEAM

otonomo

OEM PARTNERSHIPS 3 new signed agreements since Feb 2021 • 2 Fleet data focused • 1 Aggregate data focus with major OEM group Emerging OEM trends • 2 Aggregate data expansions with existing OEMs: - Hazard and Traffic Signs - Road Friction • Supporting OEM migration to advanced APIs • SaaS offering in active discussion with several accountsOEM PARTNERSHIPS 3 new signed agreements since Feb 2021 • 2 Fleet data focused • 1 Aggregate data focus with major OEM group Emerging OEM trends • 2 Aggregate data expansions with existing OEMs: - Hazard and Traffic Signs - Road Friction • Supporting OEM migration to advanced APIs • SaaS offering in active discussion with several accounts

UPCOMING TECHNOLOGY PARTNER ANNOUNCEMENTS STRENGTHENING GTM PARTNERSHIPS CLOUD PROVIDER ERP & BUSINESS APPs PARTNERSHIP PARTNERSHIP Otonomo to integrate with AWS Together, with this EU-based Connected Mobility Services Business Technology Platform, focusing on the automotive and Otonomo will combine the powers transportation industry of the two data platforms: ERP & vehicle data TRAFFIC MANAGEMENT CRM #1 VENDOR & SMART CITIES CONNECTED CAR PARTNERSHIP This CRM market leader’s customers Otonomo, recently announced as an will have direct access to Otonomo ESRI partner, making our data vehicle data, aiding in optimizing available to their partner ecosystem operations and the discovery of new focusing on traffic management and business opportunities across industries planning, and smart cities domains. UPCOMING TECHNOLOGY PARTNER ANNOUNCEMENTS STRENGTHENING GTM PARTNERSHIPS CLOUD PROVIDER ERP & BUSINESS APPs PARTNERSHIP PARTNERSHIP Otonomo to integrate with AWS Together, with this EU-based Connected Mobility Services Business Technology Platform, focusing on the automotive and Otonomo will combine the powers transportation industry of the two data platforms: ERP & vehicle data TRAFFIC MANAGEMENT CRM #1 VENDOR & SMART CITIES CONNECTED CAR PARTNERSHIP This CRM market leader’s customers Otonomo, recently announced as an will have direct access to Otonomo ESRI partner, making our data vehicle data, aiding in optimizing available to their partner ecosystem operations and the discovery of new focusing on traffic management and business opportunities across industries planning, and smart cities domains.

DEEP DIVE AWS and Otonomo Accelerate Vehicle Data-based Innovation with Connected Car Data Collaboration • Otonomo & AWS help automotive manufacturers build value around the car • Integration with AWS’s Connected Mobility Solutions • AWS Leadership embraced strategic partnership with joint GTM to automotive and mobility industriesDEEP DIVE AWS and Otonomo Accelerate Vehicle Data-based Innovation with Connected Car Data Collaboration • Otonomo & AWS help automotive manufacturers build value around the car • Integration with AWS’s Connected Mobility Solutions • AWS Leadership embraced strategic partnership with joint GTM to automotive and mobility industries

FLEET ACTIVITY Rapidly progressing strategic large volume long-term deals providing OEMs with valuable utilization opportunities 2 New OEM Fleet contracts accelerating momentum Otonomo partnership and multi-OEM single API proposition Smooth integration features facilitate broader TAM Number of Connected fleet vehicles grew 500%+ since Feb 2021 Source: Otonomo ManagementFLEET ACTIVITY Rapidly progressing strategic large volume long-term deals providing OEMs with valuable utilization opportunities 2 New OEM Fleet contracts accelerating momentum Otonomo partnership and multi-OEM single API proposition Smooth integration features facilitate broader TAM Number of Connected fleet vehicles grew 500%+ since Feb 2021 Source: Otonomo Management

WE HELP WITH THE HEAVY LIFTING Product and Engineering team growth - Support accelerated road map delivery Accelerated Road Map - Data exploration and visualization tools released - Fleet onboarding tools: fleet simulation capabilities, connectivity analysis, and advanced authentication features released - No code vehicle status query - SaaS Module offering maturing and developing, productizing right to repair module Continuous expansion and improvement of security and privacy protection measures

DATA FOR GOOD Otonomo data is leveraged to improve urban living and the transportation ecosystem as a whole. We keep traffic flowing, make streets safer, and ensure people and goods arriving on time. DATA FOR GOOD Otonomo data is leveraged to improve urban living and the transportation ecosystem as a whole. We keep traffic flowing, make streets safer, and ensure people and goods arriving on time.

FINANCIALS • Q1 Beat Revenue Expectations • Preliminary Q2 Results On Target • On track for 2021 Revenue Projections • Current Headcount: 85 15FINANCIALS • Q1 Beat Revenue Expectations • Preliminary Q2 Results On Target • On track for 2021 Revenue Projections • Current Headcount: 85 15

NEAR-TERM STRATEGIC PRIORITIES Go-To-Market partnership strategy rapid roll-out SaaS Portfolio expanding as planned, productizing new features, and multiple POCs in place Product roadmap execution a scheduled Double-down on strategic verticals: i.e. fleets and transportation management Expansion into APAC and LATAM in response to market demandNEAR-TERM STRATEGIC PRIORITIES Go-To-Market partnership strategy rapid roll-out SaaS Portfolio expanding as planned, productizing new features, and multiple POCs in place Product roadmap execution a scheduled Double-down on strategic verticals: i.e. fleets and transportation management Expansion into APAC and LATAM in response to market demand

THANK YOU INVESTORS@OTONOMO.IOTHANK YOU INVESTORS@OTONOMO.IO